

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Michael P. McGrath
Executive Vice President, Treasurer,
Secretary and Chief Financial Officer
Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, Illinois 62301

> **Re:** **Mercantile Bancorp, Inc.**
> **Item 4.02 Form 8-K**
> **Filed December 28, 2010**
> **File No. 001-32434**

Dear McGrath:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Lindsay McCord
Staff Accountant